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13012167

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   __01/01/12__   AND ENDING   __12/31/12__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox Financial Management Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2129 North Josey Lane
                (No. and Street)

Carrollton   Texas   75006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.   **Celeste**   **Texas**   **75423**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ■ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Scott A. Brantley_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**Fox Financial Management Corporation**_____, as of _____December 31_____, 20____12____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

CHARLOTTE M. HOLBROOK
Notary Public, State of Texas
My Commission Expires
April 03, 2013

_____
Signature

CFO
_____
Title

_____
Notary Public   2/26/2013

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX FINANCIAL MANAGEMENT CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2012

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fox Financial Management Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Fox Financial Management Corporation (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox Financial Management Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2013

2

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents	$	59,466
Commissions receivable		18,750
Federal income tax receivable		5,663
Marketable securities		119,626
Clearing deposit		97,484
Property and equipment, net		7,368
TOTAL ASSETS	$	308,357

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	11,013
Commissions payable		15,174
TOTAL LIABILITIES	$	26,187

Stockholder's Equity

Common stock, 10,000 shares authorized, $1 par value, 1,000 shares issued and outstanding	$	1,000
Additional paid-in capital		58,438
Retained earnings		222,732
TOTAL STOCKHOLDER'S EQUITY	$	282,170
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	308,357

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Income
Year Ended December 31, 2012

Revenue

Securities commissions	$	347,949
Private placement revenue		179,930
Marketing allowance		53,378
Investment company share commissions		12,496
Insurance commissions		3,532
Other revenue		20,326
TOTAL REVENUE	$	617,611

Expenses

Clearing charges	$	3,542
Communications		6,736
Compensation and related costs		535,392
Occupancy and equipment		51,360
Promotion		695
Professional fees		15,455
Regulatory fees and expenses		8,341
Travel and entertainment		22,476
Other expenses		20,053
TOTAL EXPENSES	$	664,050
Loss before other gain	$	(46,439)

Other Gain

Unrealized gain on marketable securities	$	6,179
NET LOSS	$	(40,260)

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2011	1,000	$ 1,000	$ 58,438	$ 262,992	$ 322,430
Net loss	-	-	-	(40,260)	(40,260)
Balances at December 31, 2012	1,000	$ 1,000	$ 58,438	$ 222,732	$ 282,170

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:

Net loss	$	(40,260)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation expense		2,512
Unrealized gain on marketable securities		(6,179)
Change in assets and liabilities:		
Decrease in commissions receivable		27,881
Increase in federal income tax receivable		(5,663)
Increase in clearing deposit		(28)
Increase in accounts payable		9,197
Decrease in commissions payable		(73,324)
Net cash used in operating activities		(85,864)

Cash flows from investing activities:

Purchase of marketable securities		(6,793)
Net decrease in cash and cash equivalents		(92,657)
Cash and cash equivalents at beginning of year		152,123
Cash and cash equivalents at end of year	$	59,466

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	5,663

FOX FINANCIAL MANAGEMENT CORPORATION
Notes to Financial Statements
December 31, 2012

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Fox Financial Management Corporation (Company) was incorporated in April 1997 as a Texas corporation. The Company's is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals located in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all general securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the Company's general securities customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Cash, receivables and payables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

<u>Cash Equivalents</u>

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of primarily five years.

Security Transactions

Security transactions and commission revenue and the related expenses are recorded on a trade date basis.

Private Placement Revenue

The Company records revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

Promotional Costs

The Company expenses promotional production costs as they are incurred and promotional communication costs the first time the promotion takes place.

Income Taxes

As of December 31, 2012, open Federal tax years include the tax years ended December 31, 2009 through December 31, 2011.

The Company is also subject to state income tax.

Note 2 - Transactions with Clearing Broker Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $30,000 as a deposit in an account with the clearing broker/dealer.

Note 3   -   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of 218,236, which was $168,236 in excess of its net capital requirement of $50,000. The Company's net capital ratio was 0.12 to 1.

Note 4   -   Marketable Securities/Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

In accordance with FASB ASC 820, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 119,626	$ -	$ -	$ 119,626

FOX FINANCIAL MANAGEMENT CORPORATION
Notes to Financial Statements
December 31, 2012

Note 4 - Marketable Securities/Fair Value of Financial Instruments (continued)

Marketable equity securities are valued using level 1 inputs based on unadjusted quoted market prices within active markets Cost and fair value of marketable securities at December 31, 2012, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 74,936	$ 44,690	$ -	$ 119,626

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 1,932
Office equipment	11,180
	13,122
Accumulated depreciation	(5,744)
	$ 7,368

Depreciation expense for the year was $2,512 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Income Taxes

The Company files its income tax return using the cash basis method of accounting, which results in the income tax provision differing from the expense that would result from applying federal statutory rates to income before income taxes. The Company had a current year tax loss and plans to file a federal income tax carryback claim with the Internal Revenue Service requesting a refund of prior taxes paid of approximately of $5,663 related to its tax loss for the year ending December 31, 2012. The Company has a federal net operating loss carryforward remaining of approximately $41,000 available to offset future taxable income, which expires in 2032. The net operating loss carryforward creates a net deferred tax asset of approximately $6,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying consolidated statement of financial condition.

Note 7   -   Office Lease

The Company leases office space on a month-to-month basis from a related party for $2,500 per month. Office rent expense for the year was $30,000 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 8   -   Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' general securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the general securities accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer's general securities transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has $218,168, or approximately 71%, of its total assets in cash equivalents, a clearing deposit and marketable securities held by or due from its clearing broker/dealer.

Note 9   -   Related Party Transactions/Concentration of Revenue

The Company and various related parties are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Company earned $219,930, or approximately 36% of its revenue for the year from the sale of interests in private placement offerings of related parties, which consist of zero coupon bonds collateralized by life insurance policies, and a marketing allowance paid by a related party.

The Company has a month-to-month office lease with a related party (See Note 7).

Note 10   -   Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company is currently in the process of a FINRA examination that has been referred to FINRA's Enforcement Department for its review and disposition. The ultimate outcome of this an any other action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 11 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2012, through February 19, 2013, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2012

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	282,170
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		18,750
Federal income tax receivable		5,663
Property and equipment, net		7,368
Total deductions and/or charges		31,781
Net capital before haircuts on securities positions		250,389
Haircuts on securities:		
Marketable securities		17,965
Undue concentration		14,188
Total haircuts on securities:		32,153
Net Capital	$	218,236
Aggregate indebtedness		
Accounts payable	$	11,013
Commissions payable		15,174
	$	26,187

Computation of basic net capital requirement

Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	168,236
Ratio of aggregate indebtedness to net capital		0.12 to 1

Reconciliation of Computation of Net Capital

Net capital as reported by Registrant in Original Filing of Part IIA of Form X-17a-5 as of December 31, 2012 (unaudited)	$	218,236
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Increase in net income/stockholder's equity due to recording current federal income tax receivable		5,663
Federal income tax receivable deemed non-allowable asset		(5,663)
Net capital as computed above	$	218,236

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3**

Board of Directors
Fox Financial Management Corporation

In planning and performing our audit of the financial statements of Fox Financial Management
Corporation (the Company), as of and for the year ended December 31, 2012, in accordance with
auditing standards generally accepted in the United States of America, we considered the
Company's internal control over financial reporting (internal control) as a basis for designing our
auditing procedures for the purpose of expressing our opinion on the financial statements, but not
for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
Accordingly, we do not express an opinion on the effectiveness of the Company's internal
control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study included tests of such
practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in
making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital
under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule
15c3-3. Because the Company does not carry securities accounts for customers or perform
custodial functions relating to customer securities, we did not review the practices and
procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and
    recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of
    Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and
the practices and procedures are to provide management with reasonable but not absolute
assurance that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2013

15

**INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON
PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILIATION**

Board of Directors
Fox Financial Management Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Fox Financial Management Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fox Financial Management Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fox Financial Management Corporation's management is responsible for Fox Financial Management Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (checks issued) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address. Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066827   FINRA   DEC
FOX FINANCIAL MANAGEMENT CORPORATION   17*17
2129 N JOSEY LN
CARROLLTON TX 75006-2903

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Brantley 972 408.500.?

2. A. General Assessment (item 2e from page 2) $ _1,504_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_773_)
   _08 27 2012_
   Date Paid

   C. Less prior overpayment applied   (_0_)

   D. Assessment balance due or (overpayment)   _731_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ _731_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _731_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fox Finacial Management
(Name of Corporation, Partnership or other organization)

Dated the _19th_ day of _November_, 20 _13_.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

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DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 623,789

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions   623,789

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   12,605

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   3,542

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   6,179

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii)   0

Total deductions   22,396

2d. SIPC Net Operating Revenues $ 601,463

2e. General Assessment @ .0025 $ 1,504

(to page 1, line 2.A.)

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